SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[   ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[ X ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Income Securities Trust
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.
[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[   ]           Fee paid previously with preliminary proxy materials.

[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)           Amount Previously Paid:
____________________________________________________________

2)           Form, Schedule or Registration Statement No.:
____________________________________________________________

3)           Filing Party:
____________________________________________________________

4)           Date Filed:
____________________________________________________________

Filed by: Federated Income Securities Trust

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Prudent Global Income Fund

Commission File No. 811-09120

Prudent Bear Funds

ANSWERING MACHINE MESSAGE:

Hello, this message is for _________________________ my name is ______________________ and I am a proxy voting specialist for the Prudent Bear Funds.  You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on December 3rd, 2008.

Your participation is very important.  To vote over the telephone, call toll-free at 1-866-450-8469 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

Cusip	Fund name	Class	Ticker
744294109	Prudent Bear Fund	No Load	BEARX
744294208	Prudent Bear Fund	C	PBRCX
743982100	Prudent Global Income Fund	No Load	PSAFX

Prudent Bear Funds -Important Points and Proposals

Meeting Date/Time:  December 3rd, 2008 at 2pm ET
Meeting Location:  8140 Walnut Hill Lane, Suite 300, Dallas, TX  75231
Record Date:  September 17th, 2008
Proxy Mailed on or about:  September 26th, 2008

PROPOSAL:  Funds 109 and 208 ONLY

1.)	To approve or disapprove the proposed Reorganization of the Prudent Bear Fund into the Federated Prudent Bear Fund.

•
No Load Class Shareholders of the Prudent Bear Fund will receive Class A Shares of the Federated Prudent Bear Fund and Class C Shareholders of the Prudent Bear Fund will receive Class C Shares of the Federated Prudent Bear Fund.  See page 1 Q&A section of statement for reference.

•	The Federated Fund was established exclusively for the purpose of the Reorganizations. See cover page of statement for reference.

•	The investment objective of both Funds is to seek capital appreciation. See page 7 of proxy statement for reference.

•
No Load Class Net Annual Fund Operating Expenses will go down from 2.59% to 1.76% and C Net Annual Fund Operating Expenses will go down from 3.34% to 2.51% at least through November 30th, 2009.   See page 15 through 18 of proxy statement for reference.

•
The reorganization should give shareholders the benefits of stability of management, proven process, enhanced resources and the ability to participate in a larger Fund Family. See page 1 of FAQ attached for definitions and reference.

•
At the time of the Reorganization, the NAV of each Prudent Fund’s shares will be determined in accordance with the valuation policies of the Federated Funds described in the corresponding Fund’s Prospectus and Statement of Additional Information.  To the extent that the Federated Fund’s valuation procedures differ from the Prudent Fund’s valuation procedures, there may be a change in the total value of your account as a result of the Reorganization.  For any further questions about this, refer to the Fund.   See page 1 of Q&A section of statement for reference.

•	The reorganization is expected to be tax free. See page 2 of Q&A section of statement for reference.

•
Shareholders will not pay any sales charges in connection with the reorganization including on future purchases of Class A (if you are a No Load holder) or future redemptions of Class C (if you are a Class C holder).  See page 1 of Q&A section of statement for reference.

..\PRUDENT BEAR\Prudent_Proxy_nps.pdf

PROPOSAL:  Fund 100 ONLY

1.)	To approve or disapprove the proposed Reorganization of the Prudent Global Income Fund into the Federated Prudent Global Income Fund.

•	No Load Class Shareholders of the Prudent Global Income Fund will receive Class A Shares of the Federated Prudent Global Income Fund. See page 1 of Q&A section of statement for reference.

•	The Federated Fund was established exclusively for the purpose of the Reorganizations. See cover page of statement for reference.

•	The investment objective of both Funds is to seek current income and capital appreciation. See page 10 of proxy statement for reference.

•	No Load Class Net Annual Fund Operating Expenses will go from 1.26% to 1.28% at least through November 30th, 2009. See page 19 and 20 of proxy statement for reference.

•
The reorganization should give shareholders the benefits of stability of management, proven process, enhanced resources and the ability to participate in a larger Fund Family. See page 1 of FAQ attached for reference.

•
At the time of the Reorganization, the NAV of each Prudent Fund’s shares will be determined in accordance with the valuation policies of the Federated Funds described in the corresponding Fund’s Prospectus and Statement of Additional Information.  To the extent that the Federated Fund’s valuation procedures differ from the Prudent Fund’s valuation procedures, there may be a change in the total value of your account as a result of the Reorganization.  For any further questions about this, refer to the Fund.   See page 2 of Q&A section of statement for reference.

•	The reorganization is expected to be tax free. See page 2 of Q&A section of statement for reference for reference.

•	Shareholders will not pay any sales charges in connection with the reorganization including on future purchases of Class A. See page 1 of Q&A section of statement for reference.

..\PRUDENT BEAR\Prudent_Proxy_nps.pdf

Who is Federated Investors?
Since 1955, millions of investors in the United States and around the globe have relied on Federated Investors, Inc. (NYSE: FII) for world-class investment management. Federated has grown to become one of the nation's largest investment managers with more than $333 billion in assets under management as of June 30, 2008.

Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries (corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers) and is a component of the S&P 500 Index.

Why should I vote in favor of this reorganization?
Our fund shareholders are important, and we at David W. Tice & Associates strongly believe there are numerous benefits to you:

▪
Stability of management. Recognizing the importance of stable management, key members of the Prudent Funds’ investment teams will move to Federated and will continue to manage the Federated Prudent Funds. New portfolio managers, whose biographies are contained in your Prospectus/Proxy Statement, will also be added to the Federated Prudent Funds.

▪	Proven process. Each Federated Prudent Fund will utilize the same core investment process going forward.

▪
Enhanced resources. The breadth and depth of Federated’s global research and trading capabilities will enable the Federated Prudent Funds to seek to expand their research and investment processes, and should be advantageous in attracting and retaining top investment talent.

▪	Ability to Participate in a Larger Fund Family. Federated’s broad array of investment products will provide you with the opportunity to exchange into other equity or fixed-income mutual funds.

Why are the Prudent Bear Fund and Prudent Global Income Fund good fits for Federated?
Federated believes in providing financial intermediaries and shareholders the tools to create well-rounded portfolios – and that the Funds’ historical performance and innovative investing approach will enable the new Federated funds to become part of any client’s asset allocation strategy.

When will the reorganization occur?
Assuming shareholder approval is obtained, the reorganization of each Fund is currently expected to occur on or about Friday, December 5, 2008, after the close of business.

BROADRIDGE  Call Center Campaign Fact Finder

Client: Prudent Bear Fund

Server: ProxyPro                                                                           Supervisor: Denise Kenney

# of Proposals:  1

Meeting Date/Time: December 3rd, 2008 @ 2:00pm EST

Meeting Location: 8140 Walnut Hill Lane, Suite 300, Dallas, TX 75231

Voting Requirements: 40 Act

Date of Record: September 17th, 2008

E-Mail Proxy Info:                                           Yes X       No _

Proxy Mail Date: On or about September 26th, 2008

Description of Envelope: 9x12

Adjournment Date:
Adjournment Letter Mail Date:

Inbound # to Vote: 866-450-8469

Touch Tone Vote #:
                                  800-690-6903(BEN)

Internet Vote Web Site: www.proxyvote.com

Client Customer Service:
Prior to Reorgs (REG): 800-711-1848
After the Reorgs(REG): 800-341-7400
(BEN): Call the 2 numbers above (Before or After, accordingly) or call broker

Client Web Site:  www.prudentbearfunds.com

Client Number(s): 286, 287, 288

Fund Names/Classes/Cusips/Tickers: See Chart
Cusip	Fund name	Class	Ticker
744294109	Prudent Bear Fund	No Load	BEARX
744294208	Prudent Bear Fund	C	PBRCX
743982100	Prudent Global Income Fund	No Load	PSAFX

 PRUDENT BEAR Funds
866-450-8469
Greeting:

Hello, is Mr. /Ms. _________ available please?
Hi Mr. /Ms.                                                      , my name is                                                                 and I am calling on behalf of the Prudent Bear Funds on a recorded line.  Recently you were mailed proxy materials for the upcoming Special Meeting of Shareholders.  Have you received this material?

If Received:

Your Fund’s Board of Directors is recommending that you vote in favor of the proposal outlined in the proxy statement.  For your convenience, would you like to vote now over the phone?

IF Yes:

The process will only take a few moments.

Again, my name is                                                                            , a proxy voting specialist on behalf of the Prudent Bear Funds. Today’s date isand the time is Eastern Time.

Would you please state your full name and full mailing address?

Are you authorized to vote all shares?
(If yes, proceed with voting process)

(If no, identify with shareholder which accounts s/he is authorized to vote and proceed with voting process)

The Board of Directors has unanimously approved the proposal as set forth in the material you received and recommends a favorable vote for this proposal.  How do you wish to vote your account/each of your accounts?

For Favorable Vote:

Mr. /Ms.                                           I have recorded your vote as follows, for all of your Prudent Bear Funds accounts you are voting in favor of the proposal as set forth in the proxy materials you received.

For Non-Favorable/Abstention Vote:

Mr./Ms.                                           I have recorded your vote as follows, for all of your Prudent Bear Funds accounts you have chosen to (vote against/abstain from) the proposal as set forth in the proxy materials you received.

You will receive a written confirmation of your vote.  If you wish to make any changes you may contact us by calling 1-866-450-8469.  Thank you very much for your participation and have a great day/evening.

If Unsure of voting:

Would you like me to review the proposal with you?  (Answer all the shareholder’s questions and ask them if they wish to vote over the phone.  If they agree, return to authorized voting section)

If Not Received:

I can resend the materials to you. Do you have an email address this can be sent to?
(If yes: Type email address in the notes and read it back phonetically to the shareholder) (If not, continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)
Thank you. You should receive these materials shortly and the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at the toll free number listed in the material.

If Shares were sold after (record date)

I understand Mr./Ms.__________, however you were a shareholder on the record date and therefore you are still entitled to vote your shares. Would you have any objections to voting your shares now?

If Not Interested:

I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important.  Please fill out and return your proxy card at your earliest convenience.  If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today, and have a wonderful day/evening.

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated Income Securities Trust

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Prudent Global Income Fund

Commission File No. 811-4577

PRUDENT BEAR  Solicitation Script
866-450-8469

Greeting:

Hello, is Mr. /Ms. _________ available please?
Hi Mr. /Ms.                                                      , my name is                                                                 and I am calling on behalf of the Prudent Bear Funds on a recorded line.  Recently you were mailed proxy materials for the upcoming Special Meeting of Shareholders.  Have you received this material?

If Received:

Your Fund’s Board of Directors is recommending that you vote in favor of the proposal outlined in the proxy statement.  For your convenience, would you like to vote now over the phone?

IF Yes:

The process will only take a few moments.

Again, my name is                                                                            , a proxy voting specialist on behalf of the Prudent Bear Funds. Today’s date isand the time is Eastern Time.

Would you please state your full name and full mailing address?

Are you authorized to vote all shares?
(If yes, proceed with voting process)

(If no, identify with shareholder which accounts s/he is authorized to vote and proceed with voting process)

The Board of Directors has unanimously approved the proposal as set forth in the material you received and recommends a favorable vote for this proposal.  How do you wish to vote your account/each of your accounts?

For Favorable Vote:

Mr. /Ms.                                           I have recorded your vote as follows, for all of your Prudent Bear Funds accounts you are voting in favor of the proposal as set forth in the proxy materials you received.

For Non-Favorable Vote:

Mr./Ms.                                           I have recorded your vote as follows, for all of your Prudent Bear Funds accounts you are voting against the proposal as set forth in the proxy materials you received.

For Abstentions:

Mr./Ms.                                           I have recorded your vote as follows, for all of your Prudent Bear Funds accounts you are abstaining on the proposal as set forth in the proxy materials you received.

You will receive a written confirmation of your vote.  If you wish to make any changes you may contact us by calling 1-866-450-8469.  Thank you very much for your participation and have a great day/evening.

If Unsure of voting:

Would you like me to review the proposal with you?  (Answer all the shareholder’s questions and ask them if they wish to vote over the phone.  If they agree, return to authorized voting section)

If Not Received:

I can resend the materials to you. Do you have an email address this can be sent to?
(If yes: Type email address in the notes and read it back phonetically to the shareholder) (If not, continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)
Thank you. You should receive these materials shortly and the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at the toll free number listed in the material.

If Shares were sold after (record date)

I understand Mr./Ms.__________, however you were a shareholder on the record date and therefore you are still entitled to vote your shares. Would you have any objections to voting your shares now?

If Not Interested:

I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important.  Please fill out and return your proxy card at your earliest convenience.  If you would rather not do that, you can always vote via the other methods outlined in the proxy materials. Thank you again for your time today, and have a wonderful day/evening.

ANSWERING MACHINE MESSAGE:

Hello, my name is ____________________ and I am a proxy voting specialist for the Prudent Bear Funds.  You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on December 3, 2008.
Your participation is very important.  To vote over the telephone, call toll-free at 1-866-450-8469 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.
Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE
Hello, this is the Broadridge Proxy Service Center calling with an important message on behalf of the Prudent Bear Funds.  You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on December 3, 2008.

Your participation is very important.  To vote over the telephone, call toll-free at 1-866-450-8469 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM – 9:00 PM and Saturday 10:00AM – 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING

“Thank you for calling the Broadridge Proxy Services Center for the Prudent Bear Funds.  Our offices are now closed.  Please call us back during our normal business hours  which are, Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00 AM to 6:00 PM  Eastern Time.  Thank you.

INBOUND - CALL IN QUEUE MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Prudent Bear Funds. Our proxy specialists are currently assisting other shareholders.  Your call is important to us.  Please continue to hold and your call will be answered in the order in which it was received.

END OF CAMPAIGN MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated Prudent Bear Funds. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls. If you have questions about your Federated Prudent Bear Funds, please contact your Financial Advisor or call the Federated Prudent Bear Funds 1-800-341-7400. Thank you for investing with the Federated Prudent Bear Funds."

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.